April 12, 2010

Via Edgar and Fax

Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3030
Washington, DC  20549

ATTN:  Lynn Dicker and Eric Atallah

RE:           SEC Comment Letter dated April 6, 2010
Technology Research Corporation
Form 10-K for the Year Ended March 31, 2009 Filed June 18, 2009
Form 8-K filed April 1, 2010
File No. 0-13763

Ladies and Gentlemen:

This letter is submitted by Technology Research Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the year ended March 31, 2009, filed June 18, 2009, and Form 8-K filed April 1, 2010, as set forth in your letter to Thomas G. Archbold dated April 6, 2010.

For reference purposes, the text of each comment contained in the Staff’s letter is set forth in numerical sequence in italics below, followed by the Company’s response.

Form 8-K filed April 1, 2010

1.
 We note that the independent auditors report on the Patco Electronics, Inc. financial statements included in Exhibit 99.2 were not signed by the auditor.  Please revise your Form 8-K to provide a signed audit report, including the auditor’s city and state of issuance.  Refer to Rule 2-05(a) of Regulation S-X and Item 302 of Regulation S-T.

RESPONSE:

The Company acknowledges the Staff’s comment and has filed an amended Form 8-K including a signed audit report, including the auditor’s city and state of issuance in accordance with Rule 2-05 (a) of Regulation S-X and Item 302 of Regulation S-T.

The Company further acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the comment letter.  If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 727-812-0551.

Sincerely,

TECHNOLOGY RESEARCH CORPORATION

/s/ Thomas G. Archbold
Thomas G. Archbold
Vice President and Chief Financial Officer
Technology Research Corporation

5250 140th Avenue North, Clearwater Florida  33760
Phone (727) 535-0572   Fax (727) 535-9691   Website www.trci.net